Exhibit 4(e)

Mineral Option Agreement

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated the 1st day of April, 2005.

BETWEEN:

MAX Resource Corp., a company duly incorporated in the Province of Alberta, having an office at 14th Floor, Commerce Place, Box 41 – 400 Burrard Street, Vancouver, BC  V6C 3G2

(“MAX”)

AND:

Alberta Star Development Corp., a company duly incorporated in the Province of Alberta and previously known as “Alberta Star Mining Corp.”, having an office at Suite 200 – 675 West Hastings Street, Vancouver, BC V6B 1N2

(the “Optionor”)

WHEREAS

A.

The Optionor has entered into an agreement to acquire, and has acquired, certain mineral property interests (commonly referred to as the “MacInnis Lake Uranium Claims”) located in the Northwest Territories, which mineral property interests are more particularly described in Schedule “A” attached hereto; and

B.

The Optionor wishes to grant an option to MAX to acquire up to a fifty (50%) percent undivided right, title and interest in and to the Property (as hereinafter defined), and MAX wishes to acquire the same on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1.

DEFINITIONS

1.1

In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions shall have the following meanings:

“Execution Date” means the date the parties hereto have executed this      Agreement.

“Expenditures” means all expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly by MAX from the date hereof in connection with the exploration and development of the Property, including Excess Program Overruns, monies expended in maintaining the Property in good standing and in applying for and securing all necessary leases or permits; monies expended toward all taxes, fees and rentals; monies expended in doing and filing assessment work; expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, drilling and drifting, raising and other underground work, assaying and metallurgical testing and engineering, environmental studies, data preparation and analysis; costs of acquiring or preparing research materials, technical or geological reports and data; costs of paying the fees, wages, salaries, and traveling expenses, of all persons engaged directly in work with respect to and for the benefit of the Property, in paying for the food, lodging and other reasonable needs of such persons.

“NSR Royalty” has the meaning ascribed to it in section 2.5 below.

“Option” has the meaning ascribed to it in section 2.1 below.

“Property” means those fifteen (15) mineral claims comprising 26,184.64 acres in the Northwest Territories commonly known as the “MacInnis Lake Uranium Claims” described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licenses and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining license or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property.

“Title Dispute” shall have the meaning ascribed to it in section 13.1.

2.

GRANT OF OPTION

2.1

The Optionor hereby gives and grants to MAX the sole and exclusive right and option (the "Option") to acquire from the Optionor up to a fifty percent (50%) undivided beneficial right, title and interest in and to the Property (subject to the NSR Royalty referred to in section 2.5) in accordance with the terms of this Agreement.

2.2

In order to exercise the Option and to earn its interest in the Property, MAX shall:

(a)

pay $15,000 to the Optionor upon TSX Venture Exchange acceptance for filing of this Agreement (“Exchange Acceptance”) (the “First Cash Payment”);

(b)

paying an additional $15,000 to the Optionor on the first anniversary of Exchange Acceptance (the “Second Cash Payment”);

(c)

issue and deliver to the Optionor a total of 200,000 common shares of MAX (the “Shares”) within ten business days of  Exchange Acceptance;

(d)

subject to section 2.4 below, incur a total of two million ($2,000,000) dollars of Expenditures on the Property, as follows:

(i)

seven hundred and fifty thousand ($750,000) dollars on or before the first anniversary date of the Execution Date;

(ii)

an additional two hundred and fifty thousand ($250,000) dollars on or before the second anniversary date of the Execution Date;

(iii)

an additional two hundred and fifty thousand ($250,000) dollars on or before the third anniversary date of the Execution Date;

(iv)

an additional two hundred and fifty thousand ($250,000) dollars on or before the fourth anniversary date of the Execution Date; and

(v)

an additional five hundred thousand ($500,000) dollars on or before the fifth anniversary date of the Execution Date.

The First Cash Payment, Second Cash Payment, the issuance of the Shares, and the first $1,000,000 in Expenditures are, collectively, the “First Exercise Price”.  The First Exercise Price and completion of the remaining $1,000,000 in Expenditures contemplated in 2.2(d)(iii-v) above are herein collectively referred to as the “Full Option Price”.

2.3

Any Expenditures incurred toward the First Exercise Price or towards the Full Option Price that are over and above those required to be made during a particular time period in section 2.2 shall be carried forward and applied against the required Expenditures in the subsequent period(s). Once the Shares are issued, the payment of $30,000 made, and Expenditures comprising the First Exercise Price have been made MAX will have earned a twenty-five percent (25%) undivided beneficial right, title and interest in and to the Property.  Once the Full Option Price has been paid MAX will have earned an additional twenty-five percent (25%), for a total fifty percent (50%),  undivided beneficial right, title and interest in the Property (subject to the NSR Royalty referred to in section 2.5).

2.4

Subject to sections 13.1 and 13.2, should MAX fail to make Expenditures within the time periods above, the Optionor shall provide MAX with written notice of default and MAX shall have a period of 45 days following receipt of such notice of default to rectify the same, failing which the Option and this Agreement shall automatically terminate at the end of such 45 day notice period without further notice from the Optionor.

2.5

The parties acknowledge that the Property is subject to a 2.0% net smelter return royalty (the “NSR Royalty”) as described in the agreement between the Optionor and those persons who originally staked the Property (the “Underlying Agreement”).

2.6

This Agreement is an option only.  Any share issuances and Expenditures are entirely at the election of MAX and are subject to the acceptance for filing of this Agreement with the Exchange.

2.7

MAX has the right, at any time, to prepay or accelerate payment of, the Full Option Price or any portion thereof.

 2.8

Upon payment of the Full Option Price by MAX, or upon termination of this Agreement after payment of the First Exercise Price but prior to the payment of the Full Option Price, the parties hereto agree to enter into a joint venture agreement to govern further exploration or development of the Property.  The joint venture agreement shall contain terms agreed upon by both parties and, in the event of a dispute between them as to the terms, shall contain terms which are generally believed to be industry standard for joint venture agreements.  Unless otherwise agreed by the parties hereto, the Optionor will act as the operator of the Property if MAX pays the First Exercise Price but not the Full Option Price.  The parties will, if MAX pays the Full Option Price, create in the joint venture agreement a management committee to manage their joint venture of further exploration and development of the Property.

3.

ACQUISITION OF INTEREST IN CONTIGUOUS PROPERTY AND

 RIGHT OF FIRST REFUSAL ON OTHER PROPERTIES

3.1

In the event that the Optionor or MAX acquire any interest in and to any mineral property or mineral claims within 5km of the Property (or within 5km of any claims added to the Property by operation of this section 3.1), or contiguous to the Property, that additional mineral property or mineral claims will become part of the Property for the purposes of this Agreement.

3.2

The Optionor hereby grants to MAX a right of first refusal to participate in the exploration and development of any other mineral properties which it may in the future acquire in the Northwest Territories.

4.

REGISTRATION AND TRANSFER OR PROPERTY INTERESTS

4.1

Upon the request of MAX after execution of this Agreement and at any time during the term of this Agreement, the Optionor shall assist MAX to record this Agreement with the appropriate mining recorder if MAX so requests.

4.2

The Optionor shall further provide MAX with such recordable transfers as MAX and its counsel shall require in order to record MAX’s interests in respect of the Property upon exercise of the Option.

5.

REPRESENTATIONS AND WARRANTIES

5.1

MAX represents and warrants to the Optionor that:

(a)

it has full power and authority to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(b)

all necessary corporate approvals have been, or will be obtained and are, or will be in effect with respect to the transactions contemplated hereby;

(c)

neither the execution and delivery of this Agreement nor any of the agreements contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;  and

(d)

upon issuance, the Shares shall be validly issued as fully paid and non-assessable common shares of the Company.

5.2

The Optionor hereby represents and warrants to MAX that:

(a)

it has full power, capacity and authority to enter into and perform his obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

(b)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party including, without limiting the generality of the foregoing, the Underlying Agreement;

(c)

it is the legal and beneficial owner of all of the mineral interests comprising the Property, free and clear of all liens, charges and encumbrances, other than a 2% Net Smelter Return, and no taxes, claim or other maintenance fees or rentals are due with respect to the Property and the Property is current in assessment work due;

(d)

the Property is accurately described in Schedule "A" attached hereto;

(e)

each of the mineral claims comprising the Property has been duly and validly granted to or staked by the Optionor, and is properly located and recorded with the appropriate mining authorities pursuant to all applicable laws and regulations of the jurisdiction in which the Property is situate.

(f)

to the best of its knowledge, there are no restrictions on the exploitation of minerals on the Property;

(g)

the Optionor has the exclusive right to enter into this Agreement and has all necessary authority to dispose of its interests in and to the Property in accordance with the terms of this Agreement;

(h)

to the best of its knowledge, there are no adverse claims or challenges against or to the Optionorship of or title to any of the mineral interests comprising the Property or which may impede development, nor to the knowledge of the Optionor is there any basis for any potential claim or challenge, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof, and no persons have any royalty, net profits or other interests whatsoever in production from any of the mineral interests comprising the Property;

(i)

there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which the Optionor is aware; and

(j)

the Optionor has the full right and authority to exercise the Optionor’s rights and remedies under this Agreement, to waive any default of MAXunder this Agreement, to exercise any and all claims which the Optionor may have as against MAX under this Agreement and to collect, distribute and account for any and all payments and issuances made by MAX to the Optionor under this Agreement; and

(k)

there is no material environmental liability outstanding nor is there any outstanding reclamation work which is needed to be performed on the    Property.

5.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and shall survive the acquisition of any interest in the Property by MAX and each of the parties shall indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

6.

COVENANTS OF THE OPTIONOR

6.1

While the Option remains outstanding, the Optionor covenants and agrees with MAX to:

(a)

for so long as MAX is not in default hereunder, not do any act or thing which would in any way adversely affect the rights of MAX hereunder;

(b)

make available to MAX and its representatives all records, maps, reports, drill core and files in its possession relating to the Property and permit MAX and its representatives at their own risk and expense to take abstracts there from and make copies thereof;

(c)

co-operate as reasonably necessary with MAX in obtaining any access, surface and other rights on or related to the Property as MAX reasonably deems desirable; and

(d)

      promptly provide MAX with any and all notices and correspondence received by the Optionor from any relevant government agencies in respect of the Property.

7.

PRE-EXERCISE AND OPERATOR ACTIVITIES

7.1

The parties hereto agree that the Optionor shall act as the Operator of the Property.  Prior to exercise of the Option, the Optionor shall have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property.

7.2

Prior to exercise of the Option, the Optionor shall have the following duties and obligations:

(a)

To manage, direct and control all exploration, development and production operations in, on and under the Property in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations;

(b)

Subject to the terms and conditions of this Agreement, to pay all taxes, rentals and maintenance fees on the Property as may be necessary to keep the Property in good standing and free and clear of liens, charges and encumbrances of every character arising from operations hereunder (except liens for taxes not yet due, and other claims and liens contested in good faith by the Optionor) and to proceed with all diligence to contest or discharge any lien that is filed;

(c)

to file work and exploration records with the government of the Northwest Territories, where required;

(d)

to obtain and maintain, or cause any contractor engaged to obtain and maintain, adequate insurance coverage with respect to activities on or with respect to the Property;

(e)

to perform its duties and obligations in a manner consistent with good exploration and mining practices;

(f)

defend, indemnify and save MAX and its directors, officers and employees harmless from any and all losses, damages, expenses, claims, suits, actions or demands of any kind or nature whatsoever in any way referable to or arising out of any work done by the Optionor on or with respect to the Property;

(g)

prior to commencing any operations or activities on the Property, obtain all necessary operating and environmental permits and post any required reclamation or other bonds or safekeeping agreements required by any governmental agency;

(h)

permit MAX, or its representatives duly authorized in writing, to visit and inspect the Property at all reasonable times and intervals, and inspect all data obtained by the Optionor as a result of its operations thereon, subject to such confidentiality arrangements as the Optionor may reasonably consider appropriate; and

(i)

to allow MAX to meet its own continuous disclosure obligations, provide to MAX copies of any documents or data (in both electronic and hard copy form) concerning the Property and exploration or development thereof, including news releases, geological reports and results of exploration, AIFs and other continuous disclosure documents, prior to making these documents public.

7.3

As MAX does not act as operator of the Property, the Optionor as Operator has the obligation to provide to MAX a geological report and recommended work program (the “Work Program”) describing how expenditures are to be made on the Property.  The Optionor must provide Work Program to MAX no less than 30 days prior to any request for funds from MAX to fund the Work Program.

7.4

Any funds which MAX provides to the Optionor for funding the Work Program shall be deemed to be Expenditures for the purposes of this Agreement as though MAX had made the Expenditures in the Work Program itself.

7.5

If it appears to the Operator that Expenditures will exceed those estimated under a Work Program, the Operator shall immediately give written notice to MAX outlining the nature and extent of the additional costs and expenses (herein called “Program Overruns”) and the reasons therefor.  If Program Overruns are estimated to exceed by 20% of those approved under the Program (herein called “Excess Program Overruns”), the notice of the Operator shall contain a notice of a meeting of representatives of the Optionor and MAX (the “Management Committee”), to be held no sooner than 5 Business Days after the date of delivery of the notice, for the purpose of considering, and if deemed advisable, approving the Excess Program Overruns.  If the Excess Program Overruns are approved by the Management Committee, MAX shall, within 15 days after the receipt of a written request from the Operator, provide the Operator with their Cost Share (defined as each parties proportionate share of Excess Program Overruns as determined by their relative percentage interest as of the date of the Management Committee’s approval of the Excess Program Overruns) of such Excess Program Overruns.  If such Excess Program Overruns are not approved by the Management Committee, the Operator shall curtail or abandon such Work Program.

7.6

The Operator will not proceed with any Work Program which is not fully subscribed except that the Operator shall at all times be entitled to incur such Expenditures as are necessary to maintain the Property in good standing and MAX shall be liable for their Cost Share thereof, regardless of any election hereunder.  If MAX agrees to fully subscribe to a Work Program, the Operator will proceed with such Work Program.

7.7

An election by MAX to contribute to a Work Program shall make MAX liable to pay its respective share of Expenditures actually incurred under or pursuant to the Work Program including Program Overruns, as hereinafter defined, of up to but not exceeding 20%.

7.8

After having elected to contribute to a Work Program which is proceeded with, MAX shall, within 15 days after being requested in writing to do so by the Operator, pay such portion of its share of Expenditures as the Operator may require, including cash calls for anticipated Expenditures, but the Operator shall not require payment of any funds more than 45 days in advance of the anticipated date of disbursement thereof.

7.9

Notwithstanding anything in sections 7.3 ,7.4 and 7.5 above and notwithstanding any recommendations in the Work Program, MAX shall not be required to make any Expenditure (whether itself or through funding a Work Program carried out by the Optionor as operator) prior to the dates provided in section 2.2(d)  hereof.

8.

TERMINATION OF OPTION

8.1

This Agreement, except for the provisions of sections 9 and 10, and the Option shall (unless otherwise agreed by the Optionor in writing) terminate:

(a)

at the end of the 45 day notice period set out in section 2.4, if the outstanding Full Option Price required to be paid by MAX pursuant to this Agreement has not been paid by MAX to the Optionor by the second anniversary date of this Agreement;

(b)

if MAX gives notice to the Optionor in accordance with section 8.2; or

(c)

upon MAX being or becoming in default of any other material obligation hereunder, and upon MAX failing to rectify the same within 45 days following receipt from the Optionor of notice of such default.

8.2

At any time prior to the exercise of the Option, MAX shall have the right to terminate this Agreement and the Option by giving not less than thirty (30) days' notice to that effect to the Optionor.

9.

OBLIGATIONS OF MAX ON TERMINATION OF THE OPTION

9.1

If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option, this Agreement, including the Option, (but excluding this section 9 and section 13 which shall both continue in full force and effect for so long as is required to give full effect to the same) shall be of no further force and effect except that MAX shall:

(a)

vacate the Property, and leave the Property if it has representatives on the Property;

(b)

deliver to the Optionor, within one hundred twenty (120) days of termination, a report of work carried out by MAX, if any, on the Property together with copies of all maps, drillhole logs, assay results, reports and other information compiled or prepared by or on behalf of MAX, or which is in MAX’s care and control, with respect to work on or with respect to the Property, and make available to the Optionor (at the place of storage) all core, samples and sample pulps and rejects in its care and control;

(c)

unless otherwise agreed by the Optionor, remove from the Property within six months of the effective date of termination all materials, equipment and facilities erected, installed or brought upon the Property by or at the instance of MAX.  If the same is not completely removed, then the Optionor may, at his option, retain the same as the Optionor’s property, or remove the same from the Property at MAX’s expense; and

(d)

deliver to the Optionor a duly executed quitclaim of all right, title and interest of  MAX in and to the Property in favour of the Optionor save and except for any percentage interest it may have earned by paying the First Exercise Price.

10.

CONFIDENTIAL NATURE OF INFORMATION

10.1

Each party agrees that all information obtained hereunder shall be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority, securities commission or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.  The parties expressly agree that MAX may use confidential information to secure funding or financing necessary to perform its obligations under this agreement.

11.

ASSIGNMENT

11.1

MAX or the Optionor may at any time assign or transfer any or all of their interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

12.

NOTICES

12.1

Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and may be given by delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile in each case addressed to the address first listed above or to the following facsimile numbers:

(a)

If to the Optionor at facsimile no.: (604) 801-5499; and

(b)

If to MAX at facsimile no.: (604) 643-1789.

12.2

Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified shall be deemed to be the address of such party for the purposes of giving notice hereunder.

13.

FORCE MAJEURE

13.1

MAX shall not be deemed to be in default hereunder for failure or delay to perform any of its covenants pursuant to this Agreement, including payments toward the Full Option Price, if prior to the requirement to perform such covenant any event of force majeure or a material dispute arises as to the ownership or title to any part of the Property or to the minerals therein, including land claims by Inuit, aboriginal, native, indigenous or First Nations people (a “Title Dispute”).

13.2

Should MAX seek to rely on the provisions of subsection 13.1 it shall promptly give written notice to the Optionor of the particulars thereof and all time limits imposed by this Agreement shall be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such event of force majeure or Title Dispute.

14.

ARBITRATION

14.1

If any question, difference or dispute shall arise between the parties in respect of any matter arising under this Agreement or in relation to the construction hereof, the same shall be referred to a mutually acceptable arbitrator.  If an agreement is not settled within 30 days of the referral, the award of one arbitrator shall determine the dispute.  The decision of the arbitrator shall be made within 30 days after the selection.  The expense of the arbitration shall be borne equally by the parties to the dispute.  The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act (British Columbia), as amended, and the decision of the arbitrator shall be conclusive and binding upon the parties.  The rules and procedures for the arbitration shall be procedures established by the B.C. Arbitrators Institute.  The place of arbitration shall be Vancouver, British Columbia, Canada. If the parties cannot agree on a mutually acceptable arbitrator within 30 days of a dispute arising, the question, difference or dispute may be referred to the courts of British Columbia.

15.

 GENERAL

15.1

The parties shall execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

15.2

All references to dollar amounts in this Agreement shall be to lawful currency of Canada, unless specifically provided to the contrary.  All payments to be made to any party hereunder may be made by cheque, money order, wire transfer or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

15.3

This Agreement shall ensue to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

15.4

This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

15.5

Any modification of this Agreement will be effective only if it is in writing and signed by both parties hereto.

15.6

This Agreement shall be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein.  Subject to those sections addressing arbitration, all actions arising from this Agreement shall be commenced and maintained in the Supreme Court of British Columbia.

15.7

This Agreement is expressly subject to regulatory approval and the parties agree to make any reasonable amendments hereto as may be required by any regulatory authorities to secure such approval.

15.8

The parties have not created a partnership and nothing contained in this Agreement shall in any manner whatsoever constitute any party the partner, agent or legal representative of any other party.  No party shall have any authority to act for, or to assume any obligations or responsibility on behalf of, any other party except as may be, from time to time, agreed upon in writing between the parties or as otherwise expressly provided.

15.9

No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach or default.

15.10

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction, and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

15.11

This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the date first above written.

MAX RESOURCE CORP.

/s/ Stuart Rogers

Stuart Rogers, Authorized Signatory

ALBERTA STAR DEVELOPMENT CORP.

/s/ Tim Coupland

____________________________________

Authorized Signatory

Schedule “A”

McInnis Lake Uranium Claims

	Claim Name	Tag No.	Claim Sheet	Acreage
KULT	#5	F90260	75E08	2582.5
INN	#2	F79832	75E08	413.2
INN	#3	F79833	75E08	619.6
INN	#4	F79834	75E08	2324.25
INN	#5	F79810	75E08	2324.25
INN	#6	F79836	75E08	1613.55
INN	#7	F79837	75E08	2530.85
INN	#8	F79838	75E08	2479.20
INN	#9	F79839	75E08	104.28
INN	#10	F79840	75E08	581.75
INN	#11	F79808	75E08	2530.36
INN	#12	F79809	75E08	849.36
			Acreage	18,953.64

	Claim Name	Tag No.	Record Date	Acreage
KULT	#2	F90257	2005-02-10	2582.5
KULT	#3	F90258	2005-02-10	2582.5
KULT	#4	F70809	2005-02-11	2066.0
			Acreage	7230.0